UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number:  001-32943

AUGUSTA RESOURCE CORPORATION

(Translation of registrant’s name into English)

Suite 555 - 999 Canada Place
Vancouver, BC V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On July 17, 2014, Augusta Resource Corporation (“Augusta”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com a loan agreement by and among HudBay Minerals Inc. (“Hudbay”), Augusta and Augusta Resource (US) Corporation (“Augusta US”). This Loan Agreement is incorporated herein by reference to Exhibit (a)(32) to Augusta’s Amendment No. 14 to Schedule 14D-9 filed on July 17, 2014.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Loan Agreement, dated July 17, 2014, by and among Hudbay, Augusta and Augusta US (incorporated by reference to Exhibit (a)(32) to Augusta’s Amendment No. 14 to Schedule 14D-9 filed on July 17, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUGUSTA RESOURCE CORPORATION
(registrant)

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President, Legal and Corporate Secretary

Date: July 21, 2014